United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

Commission File Number 1-31921

A.   Full title of the plan and the address of the plan, if different from that that of the issuer named below:

Compass Minerals International, Inc. Savings Plan

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Compass Minerals International, Inc.
9900 West 109th Street, Suite 600
Overland Park, Kansas 66210

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Compass Minerals International, Inc. Savings Plan

We have audited the accompanying statement of net assets available for benefits of Compass Minerals International, Inc. Savings Plan as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) and delinquent participant contributions as of December 31, 2005, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements, and in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young, LLP

Kansas City, Missouri
June 9, 2006

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Compass Minerals International, Inc. Savings Plan
   F.K.A. Compass Minerals Group, Inc. Profit Sharing and Savings Plan
Overland Park, Kansas

We have audited the accompanying statement of net assets available for benefits of Compass Minerals International, Inc. Savings Plan F.K.A. Compass Minerals Group, Inc. Profit Sharing and Savings Plan as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Compass Minerals International, Inc. Savings Plan F.K.A. Compass Minerals Group, Inc. Profit Sharing and Savings Plan as of December 31, 2004 and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ McGladrey & Pullen, LLP

Kansas City, Missouri
October 14, 2005

Compass Minerals International, Inc. Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
Assets	2005	2004
Investments (Note 3)
Interest-bearing cash	$2,772,798	$1,613,207
Common/collective trusts	10,801,805	10,664,775
Mutual funds	36,638,054	33,954,892
Non-employer common stocks	105,743	96,267
Employer common stock	63,405	—
Participant loans	1,485,414	1,510,316
	51,867,219	47,839,457

Receivables
Participant contributions	95,027	104,045
Employer contributions	2,194,271	2,269,648
	2,289,298	2,373,693
Net Assets Available for Plan Benefits	$54,156,517	$50,213,150

The accompanying notes are an integral part of the financial statements.

Compass Minerals International, Inc. Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year ended December 31,
	2005	2004
Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments (Note 3)	$662,562	$2,984,273
Interest and dividend income	1,845,397	1,228,918
	2,507,959	4,213,191
Contributions
Participants	2,378,301	1,995,303
Employer	3,163,511	3,205,670
Rollovers	188,553	160,016
	5,730,365	5,360,989
Transfer of assets into the plan (Note 8)	—	4,463,906
Total additions	8,238,324	14,038,086

Deductions from net assets attributed to:
Benefits paid to participants	4,263,747	3,162,544
Administrative expenses	31,210	112,694
Total deductions	4,294,957	3,275,238
Net increase in net assets	3,943,367	10,762,848
Net assets available for benefits at beginning of year	50,213,150	39,450,302
Net assets available for benefits at end of year	$54,156,517	$50,213,150

The accompanying notes are an integral part of the financial statements.

Compass Minerals International, Inc. Savings Plan
Notes to Financial Statements

Note 1.   Description of the Plan

The following description of the Compass Minerals International, Inc. (the Company or Compass) Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General:   The Plan is a contributory, defined contribution plan covering substantially all U.S. employees of the Company.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions:   Participants are allowed to contribute, in pre-tax dollars, a percentage of their eligible compensation as defined by the Plan, up to the maximum of the lesser of 60% of their eligible compensation or the annual limit allowed by the Internal Revenue Code (IRC) — ($14,000 in 2005 and $13,000 in 2004), except for Kenosha and Cote Blanche participants, whose contributions are limited to the lesser of IRC limits or the maximum of 15% of their eligible compensation. Participants may also elect to contribute to the Plan on an after-tax basis. Participants may contribute from a minimum of 1% to a maximum of 10% of their eligible compensation on an after-tax basis, subject to the maximum allowed by IRC rules.

For non-collective bargained employees and employees under the collective bargaining agreement at Lyons, Kansas, the Company contributes, for each participant, a non-discretionary matching contribution up to 6% of a participant’s eligible pay as follows:  $1 for every $1 a participant contributes to the Plan, up to the first 3% of a participant’s eligible pay and $.50 for every $1 that a participant contributes to the Plan on the next 3% of a participant’s eligible pay. For participants covered under the collective bargaining agreement at Cote Blanche, the Company makes non-discretionary matching contributions in an amount equal to 25% of the participant’s pre-tax contributions up to 3% of their eligible compensation. For participants covered under the collective bargaining agreement at Kenosha, the Company makes non-discretionary matching contributions in an amount equal to 50% of the participant’s pre-tax contributions up to 6% of their eligible compensation. For non-collective bargained participants, the Company may also make profit sharing contributions to the Plan at the discretion of the Company’s Board of Directors.  Participants covered under collective bargaining agreements are not eligible for any discretionary profit sharing contributions, except for participants covered by a certain collective bargaining agreement who were actively employed as of June 1, 2004, are actively employed during the Plan year and who have or will reach age 65 on or before May 31, 2007. Such participants will receive a non-discretionary employer contribution of $1,000.  A participant must be employed on the last day of the plan year to be eligible for discretionary profit-sharing contributions except in the case of a participant’s death, disability, retirement, or termination, as defined in the Plan document. For the years ended December 31, 2005 and 2004 the Company contributed $2,155,164 and $2,237,385 in the form of discretionary profit sharing contributions to the Plan.

In addition, the Company may designate a qualified non-elective contribution to be allocated to non-highly compensated employees to maintain compliance with IRC nondiscrimination tests.

The Plan also allows participants to rollover part or all of an eligible rollover distribution received by the participant from another qualified plan.

Participant accounts:   Each participant’s account is credited with the participant’s salary deferral contribution, the Company’s non-discretionary matching contribution, rollover contributions, allocation of the Company’s discretionary profit-sharing contribution and Plan earnings. Allocations are based on earnings or account balances as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Eligibility:   Employees not covered by a collective bargaining agreement and participants covered by the collective bargaining agreement in Lyons, Kansas are eligible to participate in the Plan immediately upon employment. Employees covered by the collective bargaining agreement at Kenosha, Wisconsin are eligible to participate in the plan immediately upon employment but may not enter the Plan until the first of

Compass Minerals International, Inc. Savings Plan
Notes to Financial Statements

the month following their eligibility date.

Employees covered by the collective bargaining agreement at Cote Blanche must complete one year of service before they are eligible to participate in the Plan. To be credited with one year of service they must complete 1,000 hours of service in a twelve month period. These employees may enter the Plan on the first day of the month following the date they attain eligibility. The Plan excludes from eligibility those employees who are citizens of Puerto Rico, or non-resident aliens, leased employees and independent contractors.

Participants’ investment options:   Participants must direct their salary deferral, rollover contributions, employer non-discretionary matching contribution and employer discretionary profit sharing contribution to the selected investments as made available and determined by the Plan Administrator. In 2005 the investment options were expanded to allow participants to invest in shares of Compass common stock. With the exception of investments in Compass common stock that may be subject to trading window restrictions, participants may change their investment options at any time throughout the year via the internet or direct phone access to Fidelity Management Trust Company.

Vesting:   All participants other than those covered by the collective bargaining agreement at Cote Blanche are immediately vested in the portion of their plan account related to participant salary deferral contributions, rollover deposits, Company matching contributions and earnings thereon. Participants covered by the collective bargaining agreement at Cote Blanche become fully vested in employer matching contributions and earnings thereon after three years of service and are 0% vested until then. Participants are fully vested in the Company discretionary profit sharing contribution and earnings thereon after five years of service and 0% vested until then.

Forfeitures:   Forfeitures of terminated participants’ non-vested contributions are used to pay Plan administrative expenses and reduce employer contributions. Forfeitures of non-vested contributions totaling $135,680 and $25,144 were used to reduce employer contributions in 2005 and 2004, respectively. Forfeitures of non-vested contributions totaling $6,388 and $71,922 were used to pay Plan expenses in 2005 and 2004, respectively. At December 31, 2005, there were $102,289 of forfeitures available to apply to future administrative expenses or contributions.

Participant loans:   Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The terms of the loans are over one to five years for general purpose loans and over one to ten years for residential loans, except for certain loans grandfathered in under pre-existing Plans which had terms up to 30 years. The loans must be adequately secured by the vested account balance and bear interest at a rate commensurate with local prevailing rates. Interest rates on outstanding loans at December 31, 2005 range from 6.0% to 10.0%. Principal and interest are paid ratably through after-tax payroll deductions with maturity dates ranging from 2006 through 2026.

Payment of benefits:  Upon death, disability, retirement or termination of service, participants, or their designated beneficiaries in case of death, are eligible to request a distribution of their vested account balance. If a participant’s vested account balance exceeds $5,000, a participant or designated beneficiary may elect to receive a lump sum payment or defer distributions to a later date. Vested account balances of $1,000 or less will be distributed in one lump sum payment. Distributions are made in accordance with Plan provisions in the form of lump sum distributions or installment distributions.

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. A portion of the expenses incurred in the administration of the Plan, which consist primarily of trustee fees, are paid by the participants. Other administrative expenses of the Plan may be paid by the Company.

Note 2.   Significant Accounting Policies

Reclassifications:   Certain reclassifications have been made to investment income for the year ended December 31, 2004 to conform to the current year presentation.

Compass Minerals International, Inc. Savings Plan
Notes to Financial Statements

The Plan’s significant accounting policies are as follows:

Basis of accounting:   The financial statements of the Plan are presented on the accrual basis of accounting, in accordance with U.S. generally accepted accounting principles.

Investment valuation and income recognition:   The Plan’s investments are stated at fair value. The valuations of the mutual funds, common/collective trusts and common stocks are based on quoted market prices as of the last day of the Plan year. Participant loans and interest bearing cash are valued at cost, which approximates fair value.

Purchases and sales of securities are accounted for on a trade-date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

Use of estimates:   The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Payment of benefits:   Benefits are recorded when paid.

Note 3.   Investments

The following table presents the fair value of the Plan’s investments. Single investments representing more than 5% of the Plan’s net assets as of December 31, 2005 and 2004 are separately identified.

	December 31,
	2005		2004
Investments at fair value as determined by quoted market price
Mutual funds:
Ariel Fund	$6,942,548	*	$6,492,991	*
Fidelity Equity Inc. Fund	3,162,331	*	3,030,352	*
Fidelity Growth Co. Fund	4,504,872	*	3,782,344	*
Spartan International Fund	2,560,563		1,803,758
Spartan U.S. Equity Index	13,415,944	*	14,000,505	*
Other	6,051,796		4,844,942	*
	36,638,054		33,954,892

Common/collective trusts:
Fidelity Managed Income Portfolio	10,801,805	*	10,664,775	*

Common Stock	169,148		96,267

Investments at estimated fair value:
Interest-bearing cash	34,699		109,158
Fidelity Retirement Money Market	2,738,099	*	1,504,049
	2,772,798		1,613,207

Participant loans	1,485,414		1,510,316
	$51,867,219		$47,839,457

*Investment represents 5% or more of net assets.

Compass Minerals International, Inc. Savings Plan
Notes to Financial Statements

The Plan invests in mutual funds which hold various securities including U.S. government securities, corporate debt instruments and corporate stocks. Investment securities in general are exposed to various risks, such as interest rate risk and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

During the years ended December 31, 2005 and 2004, the Plan’s investments, primarily mutual funds, appreciated in value (including gains and losses on investments bought and sold, as well as held during the year) by $662,562 and $2,984,273, respectively.

Note 4.   Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statement as of December 31, 2004, to Form 5500:

December 31,
2004
Net assets available for plan benefits per financial statements	$50,213,150
Employee contributions receivable not on Form 5500	(104,045)
Employer contributions receivable not on Form 5500	(2,269,648)
Net assets available for plan benefits per Form 5500	$47,839,457

The following is a reconciliation of contributions per the financial statements for the year ended December 31, 2004, to Form 5500:

Year Ended
December 31,
2004
Total contributions per financial statements	$5,360,989
Prior year employee contribution receivable not recorded on Form 5500	42,458
Prior year employer contribution receivable not recorded on Form 5500	1,661,907
Current year employee contribution receivable not recorded on Form 5500	(104,045)
Current year employer contribution receivable not recorded on Form 5500	(2,269,648)
Total contributions per Form 5500	$4,691,661

Note 5.   Related-Party Transactions

Certain Plan investments are mutual funds and common/collective trusts managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Company, as plan administrator and sponsor, is a related party to the Plan. At December 31, 2005, the plan held 2,583.748 shares of Compass common stock with a market value of $63,405. During 2005, the Plan purchased $63,111 and sold $314 of Compass stock.

Note 6.   Income Tax Status

Effective December 5, 2001, the Plan adopted a non-standardized form of a prototype plan sponsored by Fidelity Management Trust Company. The prototype plan has received an opinion letter from the Internal Revenue Service as to the Plan’s qualified status. The Plan Administrator has indicated that it plans to submit an application for determination for this plan. The Plan Administrator believes the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

Compass Minerals International, Inc. Savings Plan
Notes to Financial Statements

Note 7.   Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 8.   Assets Transferred into Plan

Effective July 20, 2004, the Company entered into a new collective bargaining agreement with its employees in Lyons, Kansas. Under the new agreement certain employees formerly eligible to participate in another defined contribution plan under the same sponsor are now eligible to participate in this defined contribution plan. The account balances for these participants were transferred to this plan effective July 19, 2004. Effective December 31, 2004 the Plan was amended to allow participation in the Plan by employees of Kenosha and Cote Blanche who were formerly eligible to participate in another defined contribution plan under the same sponsor. The account balances for these participants were transferred to this plan effective December 31, 2004.

Note 9.   Prohibited Transactions

During 2005 and 2004, the Plan sponsor inadvertently deposited approximately $1,208,816 and $1,066,197, respectively, of participant contributions after the required timeframe as stated by the U.S. Department of Labor (DOL). The DOL considers late deposits to be prohibited transactions. The Plan sponsor has and will again file a Form 5330 and pay applicable excise tax. The excise tax payments are made from the Plan sponsor’s assets and not from the assets of the Plan.

Compass Minerals International, Inc. Savings Plan
Employer Identification Number 36-3972986, Plan 001
Form 5500 Schedule H, Line 4i
Schedule of Assets (Held at end of Year)
As of December 31, 2005

	Identity if issuer, borrower, lessor or similar party	Description of investment including maturity date, collateral, par or maturity value	Number of Shares	Fair Value

	PIMCO	PIMCO Total Return Fund - Mutual Fund	193,184.040	$ 2,028,432
	Ariel	Ariel Fund - Mutual Fund	138,656.850	6,942,548
	Managers	Managers Special Equity - Mutual Fund	26,480.145	2,297,682
	PIMCO	PIMCO High Yield Fund - Mutual Fund	131,652.039	1,279,658
*	Compass Minerals International, Inc.	Common Stock	2,583.748	63,405
*	Fidelity	Fidelity Equity Income - Mutual Fund	59,915.333	3,162,331
*	Fidelity	Fidelity Growth Company Fund - Mutual Fund	70,797.925	4,504,872
*	Fidelity	Fidelity Freedom Income - Mutual Fund	1.689	19
*	Fidelity	Fidelity Freedom 2010 - Mutual Fund	12,851.218	180,560
*	Fidelity	Fidelity Freedom 2020 - Mutual Fund	56.489	831
*	Fidelity	Fidelity Freedom 2030 - Mutual Fund	1,441.585	21,652
	Spartan	Spartan International Index - Mutual Fund	71,664.227	2,560,563
*	Fidelity	Fidelity Retirement Money Market Fund	2,738,098.750	2,738,099
*	Fidelity	Fidelity Managed Income Portfolio -Common/Collective Trust	10,801,805.390	10,801,805
	Spartan	Spartan U.S. Equity Index - Mutual Fund	303,803.069	13,415,944
*	Fidelity	Fidelity Freedom 2040 - Mutual Fund	2,081.391	18,379
*	Fidelity	Fidelity Freedom 2005 - Mutual Fund	47.947	533
*	Fidelity	Fidelity Freedom 2015 - Mutual Fund	3,539.626	40,883
*	Fidelity	Fidelity Freedom 2025 - Mutual Fund	71.164	851
*	Fidelity	Fidelity Freedom 2035 - Mutual Fund	24.712	302
*	Fidelity	Brokeragelink (self-directed)	—	322,456
*	Plan Participants	Participant loans receivable (6.00% - 10.00%) maturing 2006 through 2026	—	1,485,414
				$51,867,219

*   Represents a party in interest

Compass Minerals International, Inc. Savings Plan
Employer Identification Number 36-3972986, Plan 001
Form 5500 Schedule H, Item 4a
Schedule of Delinquent Participant Contributions
For the Year Ended December 31, 2005

Payroll Date	Date of Remittance	Amount of Participant Contributions

12/31/04	01/11/05	$151,561
01/14/05	01/24/05	128,250
01/14/05	01/27/05	5,280
01/28/05	02/09/05	5,459
02/25/05	03/11/05	38,101
02/28/05	03/11/05	91,663
03/11/05	03/31/05	37,474
03/15/05	03/31/05	90,460
03/16/06	03/31/05	405,311
04/08/05	04/19/05	11,443
06/30/05	07/15/05	117,740
06/30/05	07/28/05	4,562
07/15/05	07/28/05	4,124
07/15/05	07/29/05	117,388
		$1,208,816

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
23.1*	Consent of Ernst & Young, LLP.

23.2*	Consent of McGladrey & Pullen, LLP.

*   Filed herewith

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Compass Minerals International, Inc., as plan administrator for the Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

COMPASS MINERALS INTERNATIONAL, INC. SAVINGS PLAN PLAN ADMINISTRATOR

/s/ VICTORIA HEIDER
Victoria Heider
Vice President of Human Resources
Date: June 27, 2006